                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13(D)-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                               (AMENDMENT NO. __)*

                             US Airways Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   90341W 10 8
--------------------------------------------------------------------------------
                                 (CUSIP number)

                          PAR Capital Management, Inc.
                           Attention: Suzanne Matulis
                             One International Place
                                   Suite 2401
                                Boston, MA 02110
                                 (617) 526-8990
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 27, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

              Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90341W 10 8                 13D                   Page 2 of 11 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     PAR Investment Partners, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (SEE INSTRUCTIONS)
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)


     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    10,768,485
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          None
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    10,768,485
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    None
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     10,768,485
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     14.9%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


     PN
________________________________________________________________________________

CUSIP No. 90341W 10 8                 13D                   Page 3 of 11 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     PAR Group, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (SEE INSTRUCTIONS)
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)


     AF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    10,768,485
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          None
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    10,768,485
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    None
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     10,768,485
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     14.9%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


     PN
________________________________________________________________________________

CUSIP No. 90341W 10 8                 13D                   Page 4 of 11 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     PAR Capital Management, Inc.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (SEE INSTRUCTIONS)
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS* (SEE INSTRUCTIONS)


     AF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    10,768,485
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          None
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    10,768,485
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    None
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     10,768,485
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     14.9%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


     CO
________________________________________________________________________________

CUSIP No. 90341W 10 8                 13D                   Page 5 of 11 Pages


ITEM 1.      SECURITY AND ISSUER.

         The securities to which this statement relates are shares of Common Stock, par value $0.01 per share (the "Shares"), of US Airways Group, Inc., a Virginia corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2345 Crystal Drive, Alexandria, Virginia 22227.

ITEM 2.      IDENTITY AND BACKGROUND.

         (a), (b) and (c) This statement is being filed by the following persons: PAR Investment Partners, L.P., a Delaware limited partnership ("PAR Investment Partners"), PAR Group, L.P., a Delaware limited partnership ("PAR Group") and PAR Capital Management, Inc., a Delaware corporation ("PAR Capital Management"). PAR Investment Partners, PAR Group and PAR Capital Management are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons."

         The principal business of PAR Investment Partners is that of a private investment partnership engaging in the purchase and sale of securities for its own account and its address is One International Place, Suite 2401, Boston, MA 02110.

         The sole general partner of PAR Investment Partners is PAR Group. The principal business of PAR Group is to act as the general partner of PAR Investment Partners and its address is One International Place, Suite 2401, Boston, MA 02110.

         The sole general partner of PAR Group is PAR Capital Management. The principal business of PAR Capital Management is to act as the general partner of PAR Group and its address is One International Place, Suite 2401, Boston, MA 02110.

         Paul A. Reeder, III is the President and sole director of PAR Capital Management and each of Frederick S. Downs, Jr., Arthur G. Epker, III and Edward
L. Shapiro is a Vice President of PAR Capital Management. The business address of each of Mr. Reeder, Mr. Downs, Mr. Epker, and Mr. Shapiro is One International Place, Suite 2401, Boston, MA 02110.

          The Shares to which this Schedule 13D relates are owned by PAR Investment Partners.

         (d) and (e) During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

         (f) Each natural person identified in this Item 2 is a citizen of the United States.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The aggregate purchase price of the 9,435,152 Shares and 1,333,333 currently exercisable options to purchase Shares held by PAR Investment Partners was $142,580,818.


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CUSIP No. 90341W 10 8                 13D                   Page 6 of 11 Pages


ITEM 4.      PURPOSE OF TRANSACTION.

         On September 27, 2005, the Issuer consummated the transactions contemplated by its plan of reorganization, including its previously announced merger transaction with America West Holdings Corporation ("America West Holdings") pursuant to which America West Holdings became a wholly owned subsidiary of the Issuer (the "Merger"). In contemplation of these transactions, PAR Investment Partners agreed to purchase an aggregate of $100 million of Shares at a purchase price of $15 per share (the "Equity Investment") pursuant to an Investment Agreement, dated May 19, 2005, by and among the Issuer, America West Holdings and PAR Investment Partners (the "Investment Agreement"). The Issuer and America West Holdings also entered into investment agreements with certain other investors (the "Other Equity Investors"), on substantially the same terms contained in the Investment Agreement, for an aggregate equity investment, including amounts to be invested by PAR Investment Partners, of $565 million of Shares.

         Pursuant to a letter agreement, dated as of July 7, 2005, by and among the Issuer, America West Holdings, PAR Investment Partners and the other parties thereto (the "July Letter Agreement"), among other things, PAR Investment Partners was allocated an additional 101,818 Shares pursuant to the Issuer's plan of reorganization, subject to the closing of the investment of one of the Other Equity Investors. In addition, pursuant to the July Letter Agreement, the Issuer also granted PAR Investment Partners and the Other Equity Investors options to purchase additional Shares at $15 per share (the "Options"), including 1,333,333 Options granted to PAR Investment Partners, 1,666,667 Options granted to Eastshore Aviation, LLC ("Eastshore") and 1,000,000 Options granted to ACE Aviation Holdings Inc. ("ACE"). On September 15, 2005, PAR Investment Partners acquired 1,666,667 Options from Eastshore for an aggregate purchase price of $1,580,808 pursuant to an Option Purchase Agreement by and between PAR Investment Partners and Eastshore and on September 28, 2005, PAR Investment Partners acquired 1,000,000 Options from ACE for an aggregate purchase price of $1,000,000 pursuant to an Option Purchase Agreement, dated September 22, 2005, by and between PAR Investment Partners and ACE. Pursuant to a letter agreement, dated as of September 16, 2005, by and among the Issuer, America West Holdings, PAR Investment Partners and the Other Equity Investors (the "September Letter Agreement," and together with the July Letter Agreement, the "Letter Agreements"), among other things, PAR Investment Partners and the Other Equity Investors amended the terms upon which all Options may be exercised. On September 28, 2005 PAR Investment Partners gave notice of its intention to exercise 2,666,667 Options and on September 30, 2005 purchased 2,666,667 Shares underlying such Options for an aggregate purchase price of $40,000,005.

         In connection with the consummation of the Equity Investment, on September 27, 2005, PAR Investment Partners entered into a Stockholder's Agreement (the "Stockholder's Agreement") with the Issuer. The Stockholder's Agreement provides that, subject to certain exceptions, PAR Investment Partners will not transfer any of the Shares until six months following September 27, 2005 and that the Issuer will provide certain customary registration rights to PAR Investment Partners, including payment of certain fees if the Issuer is not able to cause a registration statement to become effective in the agreed upon time period. In addition, the Stockholders Agreement provides that PAR Investment Partners may designate an individual to be appointed to the board of directors of the Issuer on September 29, 2005 for a three-year term. The Stockholders Agreement also provides that (i) for so long as PAR Investment Partners holds at least 35% of the number of Shares acquired pursuant to the Investment Agreement (the "Investor Threshold"), it will be entitled to designate a director nominee for successive three-year terms and (ii) if PAR Investment Partners falls below the Investor Threshold, its designee will serve the remainder of that designee's term as a director, but PAR Investment Partners will no longer have the right to designate a director nominee under the Stockholders Agreement.

CUSIP No. 90341W 10 8                 13D                   Page 7 of 11 Pages


      PAR Investment Partners acquired the Shares and the Options as an investment in its ordinary course of business. In connection with the foregoing, and as may be appropriate from time to time, PAR Investment Partners will consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of additional Shares; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in the first three paragraphs of this Item 4 of Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this
Item 4 of Schedule 13D.

      The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional Shares, dispose of some or all of its Shares, in each case in open market or private transactions, block sales or otherwise, and review or reconsider its position, change its purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the foregoing paragraph of this Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in this Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

      The Reporting Persons intend to review its investment in the Issuer from time to time on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's stock in particular, as well as other developments.


ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) As of September 30, 2005, PAR Investment Partners owned beneficially 10,768,485 Shares, which includes currently exercisable Options to purchase 1,333,333 Shares, representing approximately 14.9% of the shares of the Issuer's Common Stock outstanding as reported in publicly available information.

         As of September 30, 2005, PAR Group, through its control of PAR Investment Partners as general partner, had sole voting and dispositive power with respect to all 10,768,485 Shares owned beneficially by PAR Investment Partners, which includes currently exercisable Options to purchase 1,333,333 Shares, representing approximately 14.9% of the shares of the Issuer's Common Stock outstanding as reported in publicly available information.

         As of September 30, 2005, PAR Capital Management, through its control of PAR Group as general partner, had sole voting and dispositive power with respect to all 10,768,485 Shares owned beneficially by PAR Investment Partners, which includes currently exercisable Options to purchase 1,333,333 Shares, representing approximately 14.9% of the shares of the Issuer's Common Stock outstanding as reported in publicly available information.

CUSIP No. 90341W 10 8                 13D                   Page 8 of 11 Pages


         (c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and incorporated herein by reference.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except for the Stockholders Agreement, the Letter Agreements and the information set forth in Item 4 (which is incorporated herein by reference) or as otherwise set forth in this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

         (a) Joint Filing Agreement among the Reporting Persons dated October 7, 2005 is filed as Exhibit 99.1 hereto.

         (b) Stockholder's Agreement, dated as of September 27, 2005, between the Issuer and PAR Investment Partners is filed as Exhibit 99.2 hereto and is incorporated by reference to Exhibit 10.3 to the Issuer's Form 8-K dated September 27, 2005 and filed with the Securities and Exchange Commission on October 3, 2005 (File No. 001-08444).

         (c) July Letter Agreement, dated as of July 7, 2005, between the Issuer, America West Holdings, PAR Investment Partners and the Other Equity Investors, is filed as Exhibit 99.3 hereto and is incorporated by reference to Exhibit 10.2 to the Issuer's Form 8-K dated July 7, 2005 and filed with the Securities and Exchange Commission on July 13, 2005 (File No. 001-08444).

         (d) September Letter Agreement, dated as of September 16, 2005, between the Issuer, America West Holdings, PAR Investment Partners and the Other Equity Investors, is filed as Exhibit 99.4 hereto.

                                   SIGNATURES

         After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date:  October 7, 2005             PAR INVESTMENT PARTNERS

                                   By: PAR Group, L.P., its General Partner
                                   By PAR Capital Management, Inc., its General Partner

                                   By: /s/ Suzanne Matulis
                                       -----------------------------------------
                                       Name: Suzanne Matulis
                                       Title: Secretary


                                   PAR GROUP, L.P.

                                   By PAR Capital Management, Inc., its General
                                      Partner

                                   By: /s/ Suzanne Matulis
                                       -----------------------------------------
                                       Name: Suzanne Matulis
                                       Title: Secretary


                                   PAR CAPITAL MANAGEMENT, INC.


                                   By: /s/ Suzanne Matulis
                                       -----------------------------------------
                                       Name: Suzanne Matulis
                                       Title: Secretary

                                  EXHIBIT INDEX

Exhibit No.                                 Exhibit
-----------                                 --------

99.1                 Joint Filing Agreement among the Reporting Persons dated
                     October 7, 2005

99.2 Stockholder's Agreement, dated as of September 27, 2005, between the Issuer and PAR Investment Partners (incorporated by reference to Exhibit 10.3 to the Issuer's Form 8-K dated September 27, 2005 and filed with the Securities and Exchange Commission on October 3, 2005 (File No. 001-08444)).

99.3 July Letter Agreement, dated as of July 7, 2005, between the Issuer, America West Holdings, PAR Investment Partners and the Other Equity Investors (incorporated by reference to Exhibit 10.2 to the Issuer's Form 8-K dated July 7, 2005 and filed with the Securities and Exchange Commission on July 13, 2005 (File No. 001-08444)).

99.4 September Letter Agreement, dated as of September 16, 2005, between the Issuer, America West Holdings, PAR Investment Partners and the Other Equity Investors.